SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lipella Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53630L209

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53630L209	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Leaf Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 69,443
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 69,443
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,443
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Such percentage is based on 1,208,943 shares of the issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of November 11, 2024, as reported in the issuer’s definitive proxy statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2024, and reflects the issuer’s 1-for-8 reverse stock split of its outstanding shares of Common Stock that was effected on November 7, 2024.

CUSIP No. 53630L209	13G/A	Page 3 of 6 Pages

This Amendment No. 2 to Statement on Schedule 13G (“Amendment No. 2”) amends and supplements the Statement on Schedule 13G filed by the reporting person with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2023 (the “Schedule 13G”), as amended and supplemented by Amendment No. 1 to the Schedule 13G, filed by the reporting person with the SEC on January 25, 2024 (“Amendment No. 1”). Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the reporting person in the Schedule 13G or Amendment No. 1.

The purpose of this Amendment No. 2 is to update the reporting person’s beneficial ownership information on the cover page and in Item 4 of the Schedule 13G and Amendment No. 1, including to reflect the issuer’s 1-for-8 reverse stock split of its outstanding shares of common stock that was effected on November 7, 2024, as well as to update Item 2(e) in respect of such reverse stock split.

Item 1

(a) Name of Issuer:

Lipella Pharmaceuticals Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

7800 Susquehanna Street, Suite 505

Pittsburgh, Pennsylvania 15208

Item 2. Names of Persons Filing:

(a) Name of Person Filing: Leaf Huang (the “Reporting Person”)

(b) Address of Principal Business Office or, if none, Residence:

4201 Branchwood Dr.

Durham, NC 27705

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common stock, par value $0.0001 per share, of the Issuer

(e) CUSIP Number:

53630L209

CUSIP No. 53630L209	13G/A	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 69,443

(b)	Percent of class: 5.7%

(c)	Number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: 69,443

b.	Shared power to vote or to direct the vote: 0

c.	Sole power to dispose or direct the disposition of: 69,443

d.	Shared power to dispose or direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 53630L209	13G/A	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 53630L209	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
/s/ Leaf Huang
Name: Leaf Huang